Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-129672 on Form S-8 of our report dated March 1, 2007 relating to the financial statements and financial statement schedule of K&F Industries Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans,” effective December 31, 2006 and the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006), and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of K&F Industries Holdings, Inc. for the year ended December 31, 2006.
/s/ DELOITTE & TOUCHE LLP
Stamford, Connecticut
March 1, 2007